Mail Stop 3561

October 22, 2008

Howard G. Berger, M.D.
Principal Executive Officer
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, California 90025

   Re: RadNet, Inc.
     Form 10-K for Fiscal Year Ended
     December 31, 2007
     Filed February 29, 2008
     File No. 001-10593

Dear Dr. Berger:

   We have reviewed your response later dated September 11, 2008 and have the following comment. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation of Directors and Executive Officers, page 29

1. We note your response to comment one of our letter dated September 8, 2008 that you do not currently use performance targets but may establish them in the future. Please confirm that if you do set targets you will disclose the specific

Dr. Howard G. Berger
RadNet, Inc.
October 22, 2008
Page 2

performance targets used or provide a supplemental analysis as to why it is appropriate to omit such disclosure pursuant to Instruction 4 to Item 402 of Regulation S-K.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to James Lopez, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Jeffrey Linden, Esq.
        FAX: (310) 445-2980